

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group




05008397

24 March 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 March 2005, Re: Voluntary winding-up of Tianjin Hua Shi Auto Meter Co. Ltd for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 23/03/2005 05:34:49 PM
Reference No LI-050323-49F9E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
VOLUNTARY WINDING-UP OF TIANJIN HUA SHI AUTO METER CO. LTD.

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Lion Industries Corporation Berhad ("LICB" or the "Company") wishes to announce that following an application by Tianjin Hua Shi Auto Meter Co. Ltd ("Tianjin Hua Shi"), a 56.4% owned subsidiary of Lion Motor Venture Sdn Bhd ("LMV"), which is in turn a wholly-owned subsidiary of LICB, the Tianjin High Court in the People's Republic of China ("PRC") had on 21 March 2005 approved the commencement of the voluntary winding-up proceedings of Tianjin Hua Shi ("Voluntary Winding-Up").

(For illustration purposes, the exchange rate of Rmb1: RM0.459 is assumed)

2. INFORMATION ON TIANJIN HUA SHI

Tianjin Hua Shi is a joint-venture between LMV and Tianjin Auto Meter Factory Company on an equity ratio of 56.4% : 43.6%. Tianjin Hua Shi was incorporated on 19 December 1995 in the PRC with a registered and paid-up capital of Rmb160 million (equivalent to approximately RM73 million). LMV's cost of investment for its 56.4% equity interest in Tianjin Hua Shi was approximately Rmb90 million (equivalent to approximately RM41 million).

Tianjin Hua Shi was involved in the manufacturing and marketing of plastic components with products comprising meters for motorcycle, meters for motor vehicle, piston pins and engine valves.

3. RATIONALE OF THE VOLUNTARY WINDING-UP

Tianjin Hua Shi ceased operation in July 2004 due to continued operational losses incurred since 1996 as a result of continuing difficult operating conditions in the automotive industry in the

LION INDUSTRIES CORPORATION BERHAD (415-D)

PRC. The Voluntary Winding-Up will cut any further expenses and upon completion, Tianjin Hua Shi will no longer be a subsidiary of the LICB Group.

4. EFFECTS OF THE VOLUNTARY WINDING-UP

The Voluntary Winding-Up does not have any material impact on the earnings of the LICB Group for the financial year ending 30 June 2005 and on the net tangible assets of the LICB Group, based on the audited consolidated balance sheet as at 30 June 2004 as all the losses have been fully provided in the financial statements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

23 MAR 2005